Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
August 5, 2015
________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 10, 2015
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of shareholders of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, September 10, 2015, at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036 (the "Meeting").

The Meeting is being called for the following purposes:

(1)
To approve each of Messrs. Ruben Krupik, Ofer Gonen, Meron Mann and Dr. Marian Gorecki (the Company’s incumbent directors who are not external directors) to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal; and

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services; and

(3)	To approve an amendment to the terms of employment of Prof. Lior Rosenberg, our Chief Medical Technology Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2014, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission on February 12, 2015 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

●           the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders (as defined in the Proxy Statement attached hereto) nor in possession of a personal interest (as defined in the Proxy Statement attached hereto) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

●           the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

The proposals and details with respect to the Meeting are described more fully in the enclosed proxy statement, which the Company will send (together with this notice) to its shareholders, which we urge you to read in its entirety. This notice, proxy statement and related proxy card are also being furnished to the U.S. Securities and Exchange Commission, or the SEC, in a report on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on August 15, 2015, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Shareholders of record of shares as of the close of business on August 10, 2015 are entitled to notice of and to vote at the Meeting (with one vote per share held).

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly to the Company by mail. No postage will be required if they are mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company, LLC.  If you are sending your proxy cards to us by mail, the proxy cards must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of shares voted at the Meeting, unless we waive that requirement.  Your proxy cards, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy cards that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, you may be able to utilize the control number appearing on the voting instruction form to submit your voting instruction to their brokers, trustees or nominees by other means, including via the internet.

Sincerely, Ruben Krupik Chairman of the Board of Directors

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd, (“MediWound” or the “Company”), to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at 9:30 a.m. (Eastern Daylight Time) on Thursday, September 10, 2015, at the offices of White & Case LLP, 1155 Avenue of the Americas, 40th Floor, New York, New York 10036.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of MediWound ordinary shares, on or about August 14, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on August 10, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve each of Messrs. Ruben Krupik, Ofer Gonen, Meron Mann and Dr. Marian Gorecki (the Company’s incumbent directors who are not external directors, the "Incumbent Directors") to the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successor is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the said independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services; and

(3)	To approve an amendment to the terms of employment of Prof. Lior Rosenberg, our Chief Medical Technology Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2014, as previously made available to our shareholders as part of our Form 20-F filed with the Securities and Exchange Commission on February 12, 2015 and available at www.sec.gov and in the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On August 4, 2015, we had 21,809,600 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the record date, August 10, 2015, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 3 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal must include a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal must not exceed 2% of the aggregate voting power in the Company.

A “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager (although with respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company), but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

How You Can Vote

You can vote your shares by attending the Meeting.  If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder and shares held in “street name” (through a broker, trustee or nominee). Record holders of shares are receiving proxy cards. Holders of shares in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials.”  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposals 1 and 2, your shares will be voted in accordance with the recommendations of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 3, you will be deemed to have abstained from voting on Proposal 3.

If you possess a personal interest in the approval of Proposal 3 you must indicate in writing (in the space provided on the proxy card) that you possess such a personal interest, and you must contact our General Counsel at +972-77-971-4100 or Fax: +972-77-971-4111, who will advise you as to how to submit your vote for those proposal(s).

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions (by completing and mailing the enclosed proxy card or voting instruction card).  Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to Proposals 1 and 3, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”). If no instructions are received by the bank, broker or other nominee from you with respect to Proposal 2, it may vote at its discretion on that proposal.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to any proposals, and the broker, trustee or nominee may not (in the case of Proposals 1 and 3), or does not (in the case of Proposal 2), cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the particular proposals. Such shares have no impact on the outcome of the voting on any of the proposals.

If as a beneficial holder you believe that you possess a personal interest in the approval of Proposal 3 you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on August 10, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 10, 2015, or which appear in the participant listing of a securities depository on that date

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 15, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on the Company’s public filings as of July 31, 2015.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd.(3)	9,789,555	44.9%
Lior Rosenberg(4)	1,851,272	8.5%
Migdal Insurance & Financial Holdings Ltd.(5)	1,685,947	7.7%
Harel Insurance Investments & Financial Services Ltd.(6)	1,366,333	6.3%
Directors and executive officers (7)	2,435,971	11.2%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”), and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 21,807,600 ordinary shares issued and outstanding as of July 31, 2015.

(3)
Consists of: (i) 8,208,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly-owned subsidiary of Clal Biotechnology Industries Ltd., or CBI; and (ii) 1,580,582 ordinary shares held by CBI. Access Industries Holdings, LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and Access Industries Group's address is 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Consists of (i) 141,067 ordinary shares held directly by Lior Rosenberg; and (ii) 1,710,205 ordinary shares held by L.R. Research & Development Ltd., as a trustee for the benefit of Mr. Rosenberg. Mr. Rosenberg is the sole shareholder of L.R. Research & Development Ltd.

(5)
Consists of (i) 1,469,001 Ordinary Shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Finance Holdings Ltd. (“Migdal”), according to the following segmentation: 959,864 Ordinary Shares are held by Profit participating life assurance accounts and 509,137 Ordinary Shares are held by Provident funds and companies that manage provident funds, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 216,946 are beneficially held for their own account (Nostro account). Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva, Israel.  The foregoing information is based on the Schedule 13G filed by Migdal on February 9, 2015

(6)
Consists of (i) 1,229,016 ordinary shares which are held by certain subsidiaries of Harel Insurance Investments & Financial Services Ltd.; and (ii) 137,317 ordinary shares which are beneficially held by Harel Insurance Investments & Financial Services Ltd. for its own account. Harel Insurance Investments & Financial Services Ltd. is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Harel Insurance Investments & Financial Services Ltd. is 3 Abba Hillel Rd. Ramat Gan, Israel.  The foregoing information is based on Amendment No. 1 to Schedule 13G filed by Harel Insruance Investments & Financial Services Ltd. on February 12, 2015.

(7)
Consists of (i) 1,851,272 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 584,699 ordinary shares constituting the cumulative aggregate number of options granted to the executive officers and directors which will have vested prior to September 29, 2015 but have not been exercised as of July 31, 2015.

PROPOSAL 1

RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board of directors composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs. Ruben Krupik, Ofer Gonen, Meron Mann and Dr. Marian Gorecki, the incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

The following information is supplied with respect to each nominee for election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Ruben Krupik has served as Chairman of our board of directors since 2003. Mr. Krupik is the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”), an Israeli public holding company, traded on the TASE, specializing in investments in biotechnology and medical device companies. Mr. Krupik has served as the Chief Executive Officer of ARTE Venture Group Ltd., a management investment firm, since 2003. Mr. Krupik also currently serves as Chairman of Gameda Cell Ltd., and serves on the board of directors of several Israeli companies, including CureTech Ltd., a biotechnology company. He previously served as Chairman of Andromeda Biotech Ltd from 2007 to 2014, BioCancell Therapeutics Inc. from 2011 to 2012 and D-Pharm Ltd. from 2003 to 2012. Mr. Krupik holds a B.A. in Economics and Political Science from the Hebrew University of Jerusalem and an L.L.B. from Tel Aviv University, Israel.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Vice President of CBI. Since 2003, he has been a Partner at ARTE Venture Group Ltd. and has served as the Managing Director of Biomedical Investments and as Chairman of PolyHeal Ltd. He also currently serves on the board of directors of, CureTech Ltd., Avraham Pharmaceuticals Ltd., D-Pharm Ltd. and Clal Life Sciences L.P. He previously served as a director of Andromeda Biotech Ltd from 2007 to 2014. Mr. Gonen is a veteran of Talpiot, a prestigious unit of the Israel Defense Forces, and was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Meron Mann has served as a member of our board of directors since August 2007. From 2008 to 2010, he served as Chairman of Elcon Recycling Center Ltd., an Israeli industrial wastewater treatment service provider, and since 2010, he has served as one of its directors. Additionally, he currently serves as Chairman of Plastmed Ltd., an Israeli medical device company since 2008, Equashield Ltd., an Israeli medical device company since 2010 and KB Recycling Industries Ltd., a private Israeli company providing environment services, since 2013. Mr. Mann also serves on the board of directors of Kast Silicone Ltd., a silicone manufacturing and development company, and CaridoDex Ltd., a medical device company, since 2010 and Medical Compression System (DBN) Ltd., an Israeli biotechnology company since 2011. From 2002 to 2006, Mr. Mann served as Group Vice President of Europe of Teva Pharmaceutical Finance LLC and Teva. Mr. Mann holds a B.Sc. in Industrial and Management Engineering from Tel Aviv University, Israel, and an M.Sc. in Industrial Engineering from the Technion—Israel Institute of Technology, Israel.

Marian Gorecki, Ph.D. is one of our co-founders and has served as a member of our board of directors since 2007. From 2000 to 2007, Dr. Gorecki served as our Chief Executive Officer and Chief Scientific Officer. Dr. Gorecki has also served as a Clinical Advisor of PolyHeal Ltd. since 2005. From 2000 to 2008, he served as a consultant to Clal. Dr. Gorecki serves as a director of Vaxil Tech, Inc, a biopharmaceutical company and has served since 2005 to March 2014 on the board of directors of PROLOR Biotech, Inc., a biopharmaceutical company. From November 2005 to March 2011, Dr. Gorecki served on the board of directors of SciGen Ltd., a biotechnology company developing, manufacturing, and marketing biopharmaceuticals, where he was also Chairman of the Scientific Advisory Board. Dr. Gorecki was a Senior Research Scientist and an Associate Professor at the Weizmann Institute of Science from 1982 to 1986. Dr. Gorecki holds a B.Sc. and an M.Sc. in Chemistry from the Technion—Israel Institute of Technology, Israel and a Ph.D. in Biochemistry from the Weizmann Institute of Science and was a post graduate fellow in the Biology Department at the Massachusetts Institute of Technology.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions:

(a)
“RESOLVED, that Mr. Ruben Krupik be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(c)
“RESOLVED, that Mr. Meron Mann be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

(d)
“RESOLVED, that Dr. Marian Gorecki be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof and until the next annual general meeting of shareholders or until his earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of any of the said nominees. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Messrs. Ruben Krupik, Ofer Gonen, and Meron Mann and Dr. Marian Gorecki.

PROPOSAL 2

APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, or Kost Forer Gabbay and Kasierer, served as our independent registered public accounting firm since their appointment in 2001 (the Company’s inception). Our audit committee and board of directors resolved to nominate Kost Forer Gabbay and Kasierer for reappointment as our independent registered public accounting firm, until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer Gabbay and Kasierer’s reappointment and authorize our board of directors (with power of delegation to our audit committee) to fix Kost Forer Gabbay and Kasierer’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2015, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services.

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer Gabbay and Kasierer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3

APPROVAL OF THE AMENDMENT OF THE TERMS OF EMPLOYMENT OF PROF. LIOR
ROSENBERG, OUR CHIEF MEDICAL TECHNOLOGY OFFICER

Background

The Companies Law requires the compensation of a public company’s executive officers (other than the chief executive officer) to be approved by, first, the compensation committee; second, the board of directors and, third, if such compensation arrangement is inconsistent with the company’s stated compensation policy, following a determination by the Board based on certain parameters set forth in the Companies Law, the company’s shareholders (by a special majority vote).

Our Compensation Committee and our Board has approved, subject to approval of our shareholders, as described above, additional one-time termination payment of ten months of salary to Prof. Lior Rosenberg, our Company’s Chief Medical Technology Officer (“Amended Employment Terms”).

Although such Amended Employment Terms are inconsistent with our Company’s Compensation Policy, our Compensation Committee and Board, in approving the Amended Employment Terms, considered the factors required under the Companies Law and the following:

•	Prof. Rosenberg is one of the co-founders and serves as the Company’s Chief Medical Officer and a member of the Board (between 2001 and 2014).
•	Prof. Rosenberg significantly contributed his capabilities, experience, knowledge and expertise to the Company’s activities.
•
Prof. Rosenberg is recognized as a worldwide key opinion leader in the field of burn care and responsible for the medical aspects of the Company’s clinical programs and medical-marketing efforts, particularly in providing medical training and support in the treatment and integration of the company's products.

•
During the term of his employment with our Company, Prof. Rosenberg, among other achievements, successfully, completed multinational clinical studies, obtained marketing authorization for NexoBrid in Europe and began the marketing of NexoBrid in Europe, through the Company’s own subsidiary.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the Amended Employment Terms of Prof. Lior Rosenberg as described in the proxy statement, are hereby approved.”

Required Vote

As described above, the approval of the Amended Employment Terms requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of the Amended Employment Terms requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

A shareholder that possesses a personal interest or is a controlling shareholder is qualified to participate in the vote; however, the vote of such shareholder may not be counted towards the majority requirement described in clause (i) above and will not count towards the 2% threshold described in clause (ii) above.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a personal interest, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our public shareholders has a personal interest in this matter and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to Proposal 3.  If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on this proposal, you should indicate such personal interest in the space provided in the space provided on the proxy card (or on the voting instruction form) and instead of filling in your vote for Proposal 3, you should instead contact our General Counsel at +972-77-971-4100 or Fax; +972-77-971-4111, who will advise you as to how to submit your vote. If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee) and believe that you possess a personal interest, you may also contact the representative managing your account, who could then contact the General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Amended Employment Terms.

COMPENSATION

Summary Compensation Table

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2014.  All amounts reported in the table reflect the cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Position	Salary & Social Benefits (1)	Bonus	Share-Based Payment (2)	Other Compensation (3)	Total
	(U.S. Dollars) (4)
Gal Cohen, Chief Executive Officer	370,819	218,056	843,471	17,674	1,450,020
Sharon Malka, Chief Financial and Operation Officer	239,707	133,333	675,662	42,342	1,091,044
Carsten Henke, Chief Commercial Officer EU & Managing Director of MediWound Germany GmbH	308,462	74,312	510,560	40,902	934,235
Lior Rosenberg, M.D. Chief Medical Technology Officer (5)	224,351	43,056	408,448	22,902	698,756
Yaron Meyer, General Counsel & Corporate Secretary	162,497	35,556	306,336	27,487	531,876

(1)
Represents the officer’s gross salary plus payment of mandatory social benefits made by the Company on behalf of such officer. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, risk insurances (e.g., life, or work disability insurance) and payments for social security.

(2)
Represents the equity-based compensation expenses recorded in the Company’s consolidated financial statements for the year ended December 31, 2014 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Represents the other benefits to such officer, which includes either or both of (i) car expenses, including lease costs, gas and maintenance, provided to the officers and (ii) vacation benefits.

(4)
Translated (i) from NIS into U.S. dollars at the rate of NIS 3.6 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2014 and (ii) from Euro into U.S. dollars at the rate of Euro 1.327 = U.S$1.00, based on the average representative rate of exchange between the Euro and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2014.

(5)	Represents 75% time basis until October 2014 and full time basis as of November 2014.

Director Compensation

Our compensation committee and our Board have approved compensation for our non-external directors, Messrs. Ruben Krupik, Ofer Gonen and Meron Mann and Dr. Marian Gorecki. Their compensation is equal to the compensation that is paid to our external directors (including experts compensation). Messrs. Krupik and Gonen, who are officers of CBI, our largest shareholder, have instructed the Company to pay their compensation to CBI. The compensation of our external directors is governed by the regulations promulgated under the Companies Law with respect to compensation of external directors. Consistent with the Compensation Regulations, we pay our external directors, the annual fee and the meeting attendance fees set forth in the Compensation Regulations for experts.  The amounts payable by a company to directors under the Compensation Regulations are based on the amount of the company's shareholders' equity as of the end of the previous year.  Accordingly, in 2014, we paid each of our directors at an annual rate of aproximately $13,700 per year (from the date of appointment to the Board or from the date of terms approval in the shareholder meeting) and approximately $900 per meeting.

The currency translations from NIS into U.S. dollars at the rate of NIS 3.6 = U.S.$1.00 set forth above based on the average representative rate of exchange between the NIS and the U.S. dollar in 2014, as reported by the Bank of Israel in the year ended December 31, 2014.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F, filed with the SEC on February 12, 2015, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel August 5, 2015	By order of the Board of Directors: Ruben Krupik, Chairman of the Board of Directors